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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ZONIC CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   989906 10 2
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                                 (CUSIP Number)

         GERALD J. ZOBRIST, 2900 EIGHT MILE ROAD, CINCINNATI, OHIO 45244
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 30, 1997
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             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1)       Names of Reporting Persons S. S. or I. R. S. Identification
                  No. of Above Persons

                  CAPTEC CORPORATION
                  GERALD J. ZOBRIST
                  DEE M. ZOBRIST

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         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)    X
                       ----
                  (b)
                       ----

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         3)       SEC  Use Only  _____________________________

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         4)       Source of Funds (See Instructions) NOT APPLICABLE.
                                                     ---------------

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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)

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         6)       Citizenship or Place of Organization CAPTEC IS AN OHIO
                  CORPORATION AND GERALD ZOBRIST AND DEE ZOBRIST ARE CITIZENS OF THE UNITED STATES OF AMERICA

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                                                           GERALD J.   DEE M.
                                                  CAPTEC    ZOBRIST   ZOBRIST
 Number of Shares   (7) Sole Voting Power         395,480       0        0
                                                  -------   -------   ------
 Beneficially Owned (8) Shared Voting Power           0      55,500   55,500
                                                  -------   -------   -------

 by Each Reporting  (9) Sole Dispositive Power    395,480       0        0
                                                  -------   -------   -------
 Person With       (10) Shared Dispositive Power      0      55,500    55,500
                                                  -------   -------   -------

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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  395,480 BY CAPTEC, 450,980 BY GERALD ZOBRIST AND 450,980 BY DEE ZOBRIST

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         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)

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         13)      Percent of Class Represented by Amount in Row (11) 13% BY
                  CAPTEC, 14.8% BY GERALD ZOBRIST AND 14.8% BY DEE ZOBRIST

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         14)      Type of Reporting Person (See Instructions)    CO, IN AND IN

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ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, no par value
                  Zonic Corporation ("Zonic")
                  Park 50 TechneCenter
                  50 W. TechneCenter Drive
                  Milford, Ohio  45150-9777

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      CapTec Corporation ("CapTec")
                  (b)      Incorporated under the laws of Ohio
                  (c)      Acquisition and investment company
                  (d)      2900 Eight Mile Road
                           Cincinnati, Ohio  45244
                  (e) CapTec has not, during the last five years, been involved in any criminal legal proceedings
                  (f) CapTec has not, during the last five years, been involved in any civil legal proceedings

                  (a)      Gerald J. Zobrist
                  (b)      2900 Eight Mile Road
                           Cincinnati, Ohio  45244
                  (c)      President of CapTec
                  (d)      No
                  (e)      No
                  (f)      United States of America

                  (a)      Dee M. Zobrist
                  (b)      2900 Eight Mile Road
                           Cincinnati, Ohio  45244
                  (c)      Executive Vice President of CapTec
                  (d)      No
                  (e)      No
                  (f)      United States of America

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  CapTec received 347,580 shares from Gerald Zobrist and 47,900 shares from Dee Zobrist for no consideration.


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ITEM 4.           PURPOSE OF TRANSACTION.

                  CapTec was incorporated under the laws of the state of Ohio on January 16, 1996. Gerald Zobrist and Dee Zobrist each own 100 shares of CapTec's common stock ("CapTec Stock"), representing all of the outstanding CapTec Stock, and are CapTec's sole officers and directors. The purpose of the transaction was for Gerald Zobrist and Dee Zobrist to transfer their shares of Zonic common stock to CapTec, to provide capital to CapTec.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of Common Stock beneficially owned by each reporting person is as follows:

                  CapTec Corporation                 395,480 (13.0%).

                  Gerald J. Zobrist                  450,980 (14.8%), including
                                                     40,500 shares held by his
                                                     spouse as trustee for his
                                                     children and 15,000 shares
                                                     held by his minor child.

                  Dee M. Zobrist                     450,980 (14.8%), including
                                                     40,500 shares held as
                                                     trustee for her children
                                                     and 15,000 shares held by
                                                     her minor child.

         (b) The number of shares as to which each reporting person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is as follows:

                    Sole Power   Shared Power       Sole Power      Shared Power
Name                  To Vote      To Vote          To Dispose      To Dispose
----                  -------      -------          ----------      ----------
CapTec                395,480           0             395,480              0
                      (13.0%)                         (13.0%)

Gerald J. Zobrist        0         55,500                  0           55,500
                                   (1.8%)                              (1.8%)

Dee M. Zobrist           0         55,500                  0           55,500
                                   (1.8%)                              (1.8%)


         (c)      Not applicable.

         (d) No other person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of Zonic held by any of the reporting persons.


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         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CapTec Corporation

Date June 1, 1997                     By: \s\ Gerald J. Zobrist
     ------------                         --------------------------------------
                                      Name/Title  Gerald J. Zobrist, President
                                                  ------------------------------

Date June 1, 1997                      \s\ Gerald J. Zobrist
     ------------                     ----------------------
                                      Gerald J. Zobrist

Date June 1, 1997                      \s\ Dee M. Zobrist
     ------------                     -------------------
                                      Dee M. Zobrist

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.